945 Concord Street

Framingham, Massachusetts 01701

October 30, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Chris Edwards

Re:	Xenetic Biosciences, Inc. Registration Statement on Form S-3 (File No. 333-282756)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Xenetic Biosciences, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-282756) filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2024, be declared effective by the Commission at 5:00 p.m. Eastern Time on Friday, November 1, 2024, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Holland & Knight LLP, by calling Danielle Price at (305) 349-2259.

Thank you for your assistance.

Sincerely,

/s/ James Parslow

James Parslow
Interim Chief Executive Officer and Chief Financial Officer